Contact

www.linkedin.com/in/julienuhlig
(LinkedIn)
www.liv-life.co (Company)

Top Skills

Fundraising

Public Speaking

Motivational Speaking

Languages

English

Italian

German

Honors-Awards

Fast Company - Most Innovative
Energy Generation Company in the
World

Publications

Biogas in Serbien

Interview with Joule Magazin

Absolute power: Africa, opera and
Oktoberfest with Entrade founder
Julien Uhlig

Zero Emission Housing

Driving the Future of Hydrogen

Julien Uhlig

Change Maker at CCM- EX Zero and EX Venture Academy - Apply
now!
New York, New York, United States

Summary

Unapologetic Change Maker, Innovator, and Party Enthusiast!

I'm Julien Uhlig, a seasoned professional with a decade-long track
record of driving innovation to solve real-world challenges. Over the
past ten years, I've consolidated over $160 million in equity and debt
investment, transforming ideas into reality. As a trusted consultant
for the German Government for a decade, I've honed my skills in
strategic planning and execution. But that's not all - I'm also a semi-
professional karaoke artist who knows how to liven up a room, and
Bali's biggest party host, bringing people together for unforgettable
experiences.

Balancing serious business with serious fun, I'm committed to
making a difference in the world while enjoying the journey.

———

Experience

ZERO-X
Chief Executive Officer
June 2019 - Present (5 years 6 months)
Bali, Indonesia

Entrade Energiesysteme AG
CEO
January 2009 - October 2018 (9 years 10 months)

arensis group
Member Board Of Directors
January 2017 - September 2018 (1 year 9 months)
Greater Los Angeles Area

Financing and Integrating ENTRADE Technology into Micro-Grid

Developments

agnion energy inc.
CEO
June 2013 - August 2015 (2 years 3 months)
Pfaffenhofen

agnion Energy Inc. owns and operates bio-energy plants that transform solid biomass into electricity and heat. It supplies power and heat to forestry and lumber industry, electric utilities, commercial real estate, and municipal agencies. The company was founded in 2007 and is based in Wilmington, Delaware with subsidiaries in Hettenshausen, Germany; and Graz, Austria. As of May 29, 2013, agnion Energy Inc. operates as a subsidiary of ENTRADE Energiesysteme AG.

AUTARK- Institut für Energieforschung, Transfer und Beratung GmbH
Director
June 2011 - December 2012 (1 year 7 months)
Zittau

Renewable Energy Research Institute at the University Zittau/Görlitz.

AGIT mbh- Technology Region Aachen
Directing Cluster Manager - Autark Funded by the Federal Ministry of Technology BMWi
June 2010 - January 2012 (1 year 8 months)

Decentralised Energy Systems

Federal Ministry of Economics and Labour

Agit mbH
Directing Cluster Manager- HolzStrom
January 2010 - December 2010 (1 year)

Federal Ministry of Economics and Labour

Funded Project HolzStrom

Energy from Solid Biomass Research Cluster

Clearstreams AG
Vice President
September 2008 - August 2009 (1 year)
Zurich

Project Manager "FlussStrom" small hydro Solutions

Lehmann Brothers Inc.
External Consultant

March 2004 - October 2005 (1 year 8 months)

NYIOP International
Director
2002 - 2004 (2 years)

———

Education

New School University

Bachelor's degree, Business Administration and Management, General · (July 1996 - May 2000)